

June 11, 2025

Matthew White
Chief Financial Officer
LINDE PLC
10 Riverview Drive
Danbury, Connecticut 06810

> **Re: LINDE PLC**
> **Form 10-K for the Year Ended December 31, 2024**
> **File No. 001-38730**

Dear Matthew White:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services